

March 25, 2014

Via E-mail
Sterling L. Miller, Esq.
General Counsel & Corporate Secretary
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

      Re: Sabre Corporation
               Amendment No. 1 to Registration Statement on Form S-1
               Filed March 10, 2014
               Amendment No. 2 to Registration Statement on Form S-1
               Filed March 14, 2014
               File No. 333-193438

Dear Mr. Miller:

We have reviewed your amended registration statements and have the following comments.

General

1.   We are in receipt of your requests for confidential treatment dated March 10, 2014 in connection with Exhibits 2.1, 10.41, 10.42 and 10.43. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

2.   We note your response to prior comment 5. Please also relocate the information provided on pages ii and iii so that it appears after the risk factor section.

Cover Page

3.   We note the cover page has been amended to include the names of 13 underwriters. Please tell us if each of the named underwriters is a "lead or managing underwriter" within the meaning of Item 501(a)(8) of Regulation S-K and, if so, the facts on which such determinations were based. Advise also why the names of certain underwriters are disclosed more prominently on the cover page. We may have further comment.

Selected Historical Consolidated Financial Data, page 65

4.   It appears that certain historical amounts have been restated. Revise to describe the nature and impact of the changes on the historical financial data for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

5.   Please ensure that your discussion is properly updated for the changes in your results of operations and liquidity. For example, in your discussion on page 89, revise your explanation of the changes in depreciation and amortization to explain why the expense increased in 2013. Your current disclosure indicates that this expense decreased for the year ended December 31, 2013. Also, in your discussion on page 101 of the comparison between working capital as of December 31, 2012 and December 31, 2011, revise to explain that the deficit increased. Your current disclosure indicates that your working capital increased between the periods.

Quarterly Results of Operations, page 96

6.   In your reconciliation of Adjusted Net Income and Adjusted EBITDA, please ensure that the positive and negative amounts within each line item are clearly represented by the captions. In this regard, indicate whether parenthetical amounts represent losses or income.

Liquidity and Capital Resources

Undistributed Earnings from Foreign Subsidiaries, page 106

7.   Revise to disclose the total amount of cash held overseas in order to provide an understanding of your sources of cash and the portion of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Reclassifications, page F-10

8.   You indicate that you made certain reclassifications to the prior years' consolidated financial statements to conform to the 2013 presentation. Provide us with the basis for your conclusion that these reclassifications are not material, either individually or in the aggregate, to your consolidated financial statements. Explain what consideration was given to the disclosure requirements of ASC 250-10-50-7 to 50-9.

Incentive Consideration, page F-16

9.   We note your change in terminology in response to prior comment 20 to reflect subscriber incentive expenses as incentive compensation. You also indicate that incentive compensation represents cash payments or other consideration received by travel agency

customers. Revise your disclosure to further explain why these payments to customers are not characterized as a reduction to revenue.

Note 3. Acquisitions

Acquisition of PRISM, page F-17

10.   Tell us how you considered the disclosure requirements of ASC 805-10-50-2(h)(1) to disclose the amounts of revenue and earnings of the acquiree since the acquisition for each of the periods presented.

Note 17. Options and Other Equity-Based Awards, page F-49

11.   Revise to ensure that all information required by ASC 718-10-50-2 is disclosed. For example, you should disclose information about the significant modifications during each of the periods presented. You should also disclose the weighted-average period over which the unrecognized compensation expense is expected to be recognized.

Exhibit Index, page II-7

12.   Please file as an exhibit the Management's Stockholders' Agreement discussed on page 229 or advise why you believe the agreement is not required to be filed.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via E-mail
        Pamela L. Marcogliese, Esq.
        Cleary Gottlieb Steen & Hamilton LLP